UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Okahashi
	Name:	Jun Okahashi
	Title:	General Manager, Financial Accounting Dept.

Date:    November 30, 2023

Sumitomo Mitsui Financial Group, Inc.

Change of Representative Executive Officer

Tokyo, November 30, 2023

Sumitomo Mitsui Financial Group, Inc. hereby announces the change of Representative Executive Officer, with effect from December 1, 2023.

< Sumitomo Mitsui Financial Group, Inc. >

Post to be appointed	Current	Name
With effect from December 1, 2023

President and Group CEO (Representative Executive Officer)	Deputy President and Executive Officer (Representative Executive Officer) Co-Head of Wholesale Business Unit	Toru Nakashima

Subject to approval at the annual general meeting of shareholders to be held in June 2024, Mr. Toru Nakashima is expected to become a Director of Sumitomo Mitsui Financial Group, Inc.

Profile: Toru Nakashima

1. Date of Birth	September 14, 1963

2. Business Experience

April 1986	Joined The Sumitomo Bank Limited

April 2014	Executive Officer , Sumitomo Mitsui Banking Corporation

April 2016	Managing Executive Officer , Sumitomo Mitsui Banking Corporation

April 2017	Managing Executive Officer , Sumitomo Mitsui Financial Group, Inc.

March 2019	Director and Managing Executive Officer, Sumitomo Mitsui Banking Corporation

April 2019	Senior Managing Corporate Executive Officer, Sumitomo Mitsui Financial Group, Inc. Director and Senior Managing Executive Officer, Sumitomo Mitsui Banking Corporation

June 2019	Director Senior Managing Corporate Executive Officer, Sumitomo Mitsui Financial Group, Inc.

April 2022	Retired from Sumitomo Mitsui Banking Corporation

March 2023	Director, Sumitomo Mitsui Banking Corporation

April 2023

Deputy President and Executive Officer (Representative Executive Officer), Sumitomo Mitsui Financial Group, Inc. (to present)

Director and Deputy President (Representative Executive Officer), Sumitomo Mitsui Banking Corporation (to present)

  3. Number of shares of our common stock held: 41,191 (as of September 30, 2023)